Exhibit 99.1

Guardforce AI Acquires Logic Network Limited

NEWS PROVIDED BY

Guardforce AI Co. Ltd.

Feb 11, 2021, 08:00 ET

NEW YORK, Feb. 11, 2021 /PRNewswire/ -- Guardforce AI Co., Ltd (OTC Pink: GRDAF) ("Guardforce AI"), an integrated security solutions provider in Asia, announced today that it has acquired a majority stake in IT and cloud solutions provider Logic Network Limited ("Logic Network"), a Hong Kong-based consultancy specializing in telecommunications, network operations, intelligent retail systems and technology.

Logic Network offers integrated solutions that help network service providers, internet data centers, and telecommunications operators with the design and implementation of cloud-based application platforms and different types of information and communications technology (ICT) strategies. This acquisition is the latest step in Guardforce AI's transformation journey towards providing customers in Asia-Pacific with premium technology-powered services.

Terence Yap, Chairman of Guardforce AI, commented: "Guardforce AI is broadening its focus to deploy more robotics and AI-based security solutions, therefore it requires relevant and strategic cloud-based and IT-related solutions. Through our acquisition of Logic Network, combined with Guardforce AI's deep knowledge of the security industry, we will increase our value proposition to clients and ensure our long-term competitiveness. We are very excited to partner with Logic Network, which has an outstanding reputation for quality and reliability in the commercial, technology, and telecommunications sectors."

Brian Chan, Managing Director at Logic Network, commented: "We are looking forward to working with the team at Guardforce AI to further develop the market for cybersecurity and cloud services. Our clients are increasingly looking for holistic strategies that combine AI, ICT, big data analytics and security solutions to ensure their future growth and address evolving business requirements. Partnering with Guardforce AI will present our clients with a more integrated offering that will improve their services and systems."

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforcecash.co.th.

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SOURCE Guardforce AI Co. Ltd.